Mail Stop 4561
September 9, 2005

By U.S. Mail and facsimile to (415) 442-1001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Registration Statement on Form S-1
      Filed on August 10, 2005
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We will process your amendment with missing information (e.g., pricing on cover page, offering on page 7, aggregated option exercises on page 73, underwriting on page 99, Item 13 on page II-1, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on.
2. Please revise your disclosure to provide a brief description of industry terms such as algorithmic trading and Level II market information, or refer the reader to the location where you define such terms.
3. Please revise your disclosure to address your code of ethics. Refer to Item 406 of Regulation S-K.

Market opportunity, page 3
4. Please balance the discussion with a reference to the recent problems you have experienced in the UK market.

Recent Developments, page 5
5. Please revise to describe, or refer the reader to where in the prospectus that you discuss, the terms (including price, possible impact on financial performance and relevant risks and benefits) of your acquisition of CCS, Nexa Technologies and other entities.
For
example, the Stock Purchase Agreement by and among SAI Holdings, Inc., Computer Clearing Services, Inc., and the Selling Stockholders includes the Closing Date Payment, defined as Book Value plus one million dollars; however, it is unclear how much the Book Value is worth.

Risk Factors
Risks related to our Business and industry
We depend on a limited number of clients for a significant portion of our..., page 10
6. Please revise to refer the investor to your discussion of the loss of your largest clearing correspondent in the United States (e.g., page 33).

If we are unable to respond to demands of our existing and new clients, our..., page 14
7. Several of your risk factors discuss generic issues. For example, this risk factor, the first two risk factors on page 15 and the middle risk factor on page 16, could apply to most companies. Please revise such risk factors to address risks that directly affect your company.

Risks related to this offering and our requirements as a public company
New investors will suffer immediate and substantial dilution in the tangible..., page 21
8. Please revise to refer the investor to the relevant sections regarding dilution, such as "Capitalization" and "Dilution" on pages
25 and 26, respectively.

Management`s discussion and analysis of financial condition and results of..., page 29
9. The discussion and analysis of known trends, demands,
commitments,
events and uncertainties help in an understanding a company`s performance. Please revise to discuss trends, such as the decreasing revenues in dollar terms from 2000 to 2002, the fall in net
revenues
from clearing operations and the rise in interest income from 2002 to
2004 discussed in the second paragraph on page 31, the quarterly rise
in technology revenues and interest expense on page 40, or any other
material known trends and uncertainties regarding your financial condition and the results of operations. Refer to III.B.3 of Release
Number 33-8350 regarding MD&A, dated December 29, 2003.
10. Please revise your discussion to more specifically address your
negative cash flows from operations in 2004.  More clearly
disclose
the reasons for this trend in operating cash flows. Disclose the steps you intend to take to address this trend, and identify the
extent to which those steps have been implemented.   Refer to Item
303(a)(1) of Regulation S-K.

Overview, page 32
11. You state on page 15 that you embarked upon an aggressive plan to roll out additional products and services in the U.K. in the fall of
2004 and that the implementation of this roll-out was not successful.
Either here or elsewhere as appropriate, provide a detailed discussion of the performance problems in the UK and the revisions to your operational plan and revise your MD&A to more clearly disclose this U.K. roll-out. Disclose the steps being taken to correct this roll-out implementation, and quantify the impact of this situation, both in terms of losses incurred and additional costs you expect to incur to correct it.

Quarterly Results of Operations, page 39
12. Please revise to discuss the reasons for the rise in employee compensation benefits and the communications and data processing expenses for the quarters ended December 31, 2004, March 31, 2005 and
June 30, 2005 given that these quarters immediately precede your proposed public offering.
Contractual obligations and commitments, page 41
13. Your commitments and contingencies footnote on page F-18 indicates the existence of capital leases. Please revise the schedule of obligations and commitments on page 41 to include obligations under capital leases. Refer to Item 303(5)(B) of Regulation S-K.
14. Please revise your schedule to include obligations under repurchase agreements. Refer to Item 303 (5)(D) of Regulation S-K.

Qualitative and quantitative disclosure about market risk, page 43
15. You discuss interest revenues and interest income in the section describing your business and include a risk factor titled, "[d]ecreases in short-term interest rates would negatively impact the profitability of our margin lending business." Please revise your disclosure in this section as it appears that you do have material exposure to interest rate changes. See Item 305 of Regulation S-K.

Industry
Types of clearing arrangements, page 50
16. Please revise to describe how you fit into the industry (i.e., the United States has three types of clearing arrangements: fully-disclosed, omnibus clearing and facilities management programs. In which of these do you principally compete?).

Securities-processing, page 56
17. Please revise to explain the SEC rules that govern your securities lending and borrowing.

Management
Board Committees
Audit Committee, page 70
18. Please revise to identify the expert on your audit committee and review Section 10A the Securities Exchange Act and its associated rules. Please advise how you plan to comply and refer also to
Section 301 of the Sarbanes-Oxley Act of 2002.

Compensation committee interlocks and insider participation, page
70
19. Given the numerous relationships among directors, the company, its affiliates and outside parties discussed here as well as in "Other transactions" (promissory notes, personal guarantees, certain relationships and transactions, etc.) starting on page 80, consider including these as part of your disclosure on risk factors with emphasis on potential conflicts of interests.
SAMCO Division and split off transaction, page 82
20. You discuss the exchange of shares on page 83 as being a tax-free transaction, in addition to your disclosure on pages 29 and F-10 concerning tax-free transactions. Please advise how you determined that there are no material tax consequences from your split-off. Description of capital stock, page 88
21. Please revise your disclosure regarding the shares of preferred stock to include a detailed description of the rights, privileges, and conversion terms of this class of securities.
Underwriting, page 99
22. We note that on page 100 you say that the underwriters have reserved shares for employees, directors and others associated with you. Please advise us how your directed share program works describing the mechanics of how and when you offer and sell these shares to investors, how you determine prospective recipients and the number of reserved shares, and how and when the underwriter notified the directed share investors. Also, provide us with any materials given to potential purchasers of the reserved shares.

Where you can find more information, page 103
23. Please update the addresses of the Securities and Exchange Commission as it is no longer located at the World Trade Center or Judiciary Plaza.
Exhibit 5.1
24. Please include a legal opinion in your next filing.
Statement of Financial Condition, page F-3
25. Tell us how you calculated the dollar amount of common stock presented as of December 31, 2003 in light of the number of shares of common stock outstanding as of December 31, 2003.
26. Please revise your presentation of the preferred stock to state the number shares outstanding for each period presented. Refer to
Item 5-02.29 of Regulation S-X.
Statement of Operations, page F-4
27. Please tell us your rationale for two separate interest expense line items. Tell us how you differentiated between the amounts reflected in these two line items. Tell us the GAAP literature on which you relied to support your presentation.
28. Please revise your Statement of Operations to disclose the tax effect of income from discontinued operations for the six months periods ended June 30, 2004 and 2005.

Note 1: Summary of significant accounting policies
General
29. Please revise to include a footnote to describe your reliance on
major customers, as noted on page 10.  Refer to paragraph .08 of
SOP
94-6.
30. Some of your leases indicate rent holidays and rent
escalations.
Given the significance of such arrangements, please revise your footnotes to disclose your accounting policy for the treatment of these lease terms. In your disclosure, please address the accounting treatment of recognition of rental expense and amortization of leasehold improvements.
31. Please revise your disclosures to include an accounting policy for revenue recognition. Specifically, please include the accounting policy for revenue recognition for each of your revenue streams. Refer to paragraph 12 of APB 22.
32. Please revise to state the components of the line item "Net revenues from clearing operations." Revise the presentation on the face of the income statement to break out major components of the items included. Refer to paragraph 4.10 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.
33. Either here or in a separate footnote, please disclose your policy for the valuation of the beneficial conversion features present in your convertible preferred stock and promissory notes, and the amounts assigned to such features and discounts, if any.
Revise
your disclosures to reflect the requirements of EITF 98-5 and 00-
27.
34. Please tell us how you have considered the accounting
treatment
of the convertible securities upon the initial public offering of your common stock. Specifically, tell us how you have considered the convertible securities for potential bifurcation of a derivative from
the host contract and the conclusions reached as a result of this analysis. Refer to paragraph 12 of SFAS 133
35. Your disclosure in various sections of your document indicate you
have entered into numerous business acquisitions during the
periods
presented.  Please revise to address the following regarding each of
these acquisitions:
a. Revise your disclosure to address the requirements of paragraph
51
and 52 of SFAS 141;
b. Revise your MD&A to discuss the impact of these acquisitions on liquidity and operations;
c. Revise your statement of cash flows to more clearly present the acquisitions; and
d. Revise to disclose more information regarding the CCS
acquisition,
including the key terms and the formulas for calculated and any remaining uncertainties regarding the purchase price.
36. Please revise your filing to disclose the following regarding your technology services:
* The detailed revenue recognition policy for your technology revenues;
* The accounting policy for the expenses associated with
technology
services, including any software development expenses or acquired technology; and
* A clear description of the nature of the deliverables provided in
the technology revenues.  Your disclosures should clearly explain how
you considered the guidance of SOP 97-2 if applicable, including whether multiple deliverables exist.
37. Please revise your disclosure to include a footnote to address the impact of the newly issued accounting pronouncements. Please refer to the guidance in SAB Topic 11: M.
Securities Transactions, page F-7
38. Please tell us your basis for the use of settlement-date basis of
accounting for customer securities transactions instead of trade-date. Tell us how you considered the requirements of paragraph 7.23 of the AICPA Audit and Accounting Guide for Brokers and Dealers in
Securities.
Intangibles, page F-8
39. Please revise to disclose the accounting policy for the amortization of financing costs associated with debt financing arrangements.
40. Please revise your statement of financial position to present the
balance of goodwill on a separate line item.  Refer to paragraph
43
of SFAS 142.
Stock-Based Compensation, page F-8
41. Please revise your disclosure to include the requirements of paragraph 2(e) of SFAS 148 for all periods in which the income statement is presented.
Allowance for Doubtful Accounts, page F-8
42. Please separately state on the balance sheet or in the
footnotes
the balance of the allowance for doubtful accounts as of the end of
each period presented on the statement of financial condition.
Refer
to the requirement of Rule 5-02.4 of Regulation S-X.
43. Either here or in the MD&A section, please expand your
discussion
to describe your methodology for the valuation of receivable balances. In your discussion, please state the extent to which actual experience has differed from original estimates, and how historical experience has impacted the valuation methodology. Specifically address the process which determined the $13.1 million charge-off in 2002 was necessary.
Foreign Currency Translation Adjustments, page F-9
44. Please revise to disclose the exchange rates utilized in the translation of amounts into US dollars. Refer to paragraph 12 of SFAS 52.
Note 2: Discontinued Operations, page F-9
45. Please tell us how management considered the guidance in paragraph 27 of SFAS 144 in determining that discontinued operations
presentation for the SAMCO split off is appropriate.   Tell us how
you determined the requirements of paragraph 42 of SFAS 144 have been met to qualify for discontinued operations presentation. Specifically tell us how you considered the operational support to be provided by Penson following the split-off and the participation in
Keefe Entities dividend, both noted on page 83 in your analysis of SFAS 144.
46. If you conclude that the SAMCO split off is appropriately accounted for as discontinued operations and the SAMCO operations meet the definition of significant, please revise to provide the pro forma financial statements required pursuant to Rule 11-01(a)(4) of
Regulation S-X. Please provide us with your calculation of significance if management has determined the operations being split off are not significant and are not subject to Article 11 disclosures.
Note 3: Computation of net income per share, page F-11
47. Please revise to include all of the disclosures required by paragraph 40 of SFAS 128. Please specifically disclose the weighted average basic and diluted shares outstanding for each income statement period presented.
48. Tell us how you considered the guidance of paragraphs 13-16 of SFAS 128 regarding your diluted earnings per share reported in 2002.
Revise your presentation as necessary or explain to us how you determined such amounts were not antidilutive.
Note 8: Property & Equipment, page F-13
49. Please revise your disclosure to include the balances and depreciation methods and periods for each major class of depreciable asset.
Note 9: Short-term bank loans, page F-13
50. Please revise your disclosure to state the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented. Refer to the requirements of Item 5-
02.19(b) of Regulation S-X.
Note 10: Notes payable, page F-14
51. Please revise the schedule of the terms of the notes payable to include the interest rates and terms of debt as of each balance sheet presented. Refer to Item 5-02.22 of Regulation S-X.
52. Please revise your disclosure to state the aggregate amount of maturities for long-term borrowings as of June 30, 2005. Refer to the requirements of paragraph 10 of SFAS 47.
Note 12: Related Party Transactions, page F-15
53. Please revise this footnote to address the relationships and transactions noted on page 81, as well as any other related party transactions. Refer to paragraph 2 of SFAS 57.

Note 14: Stock Incentives, page F-16

54. You disclose on page 70 that certain options have been or will be granted to directors that are triggered by the underwriting of your public offering. Please revise your footnotes to address these options and explain how you are accounting for them. If you expect to incur charges related to such options triggered by your offering, revise your subsequent events footnote as well as your MD&A to provide an estimate of those charges.



Stock options
55. Please revise your disclosures to meet the requirements of paragraph 47 and 48 of SFAS 123.
56. Please revise to briefly disclose and tell us in detail how the
privately held common and preferred shares and options were
valued.
Revise to disclose the values assigned to the shares and the conversion features of the convertible notes and preferred stock. Discuss any events which have occurred after the grant date that affect these valuations. Specifically disclose the nature and amount of any discounts applied in these valuations.
57. The second paragraph of this footnote states that no stock options were granted during 2003 and 2004. However, the summary schedule of the Company`s stock option activity shows a grant of 695,000 shares. Please revise to disclose the nature of the 695,000 shares granted in 2003, and clearly state how these shares have been valued.
Employee stock purchase plan
58. Please revise your disclosure regarding the employee stock purchase plan to discuss the valuation of the options under the plan.
Refer to Illustration 9 of Appendix B of SFAS 123. In your disclosure, please state the number of such options outstanding as of each period end and the dollar amount expensed associated with each period presented.
Private placements
59. Please revise to disclose how you accounted for the $250,000 of legal expenses associated with the preferred stock private placement.
Note 15: Commitments and Contingencies, page F-18
60. Please revise your disclosure to include the requirements for disclosure of capital leases as required under paragraph 16(a) of SFAS 13. In addition, please state the line item on the balance sheet which includes the assets under capital lease and the capital lease obligations.
61. Please revise to include the rental expense for the six months ended June 30, 2005 and 2004. Refer to paragraph 16(c) of SFAS 13.
62. Please disclose if the litigation discussed in the Government Regulation section which includes charges against Daniel Son are covered under the indemnification agreements. Revise to disclose the maximum exposure to the company related to these alleged violations.
Note 16: Income taxes, page F-19
63. Please revise your disclosure to state the intraperiod tax allocation as required under paragraph 35 of SFAS 109.
64. Please revise to include an explicit statement that management believes valuation allowance recorded on the balance sheet dates presented was necessary because management believes it is "more likely than not" that future income will not be sufficient to utilize your gross deferred tax assets. Refer to paragraph 17(e) of SFAS 109.
65. Please revise to disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes and any portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital. Refer to paragraph 48 of SFAS 109.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3419
with
any other questions.



Sincerely,





Todd K. Schiffman

Assistant Director

cc:	Thomas W. Kellerman, Esq.
      Angela C. Hilt, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306